# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HighPeak Energy, Inc., CIK 0001792849
CUSIP: 43114Q105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 421 W. 3rd Street, Suite 1000, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 09/15/2025
Amends the filing with accession number 0001104659-20-101846
Filed by CIK 0000897610
Persons authorized to receive notices and communications: John Paul DeJoria, 109 West 7th Street, Suite 200, Georgetown, Texas (TX), 78626, (512) 360-8918

## Reporting persons
- John Paul DeJoria, as trustee of the John Paul DeJoria Family Trust, and in his individual capacity (CIK 0000897610): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 15,457,152; shared voting power 0; sole dispositive power 15,457,152; shared dispositive power 0; aggregate amount beneficially owned 15,457,152 (12.25% of the class)
  Comment: This Amendment No. 3 amends and supplements the Schedule 13D relating to the Common Stock, par value $0.0001 per share, of HighPeak Energy, Inc., a Delaware corporation, filed with the Securities and Exchange Commission (the "Commission") on September 2, 2020, as previously amended. Unless otherwise defined herein, terms used herein that are defined in the Schedule 13D are used herein as so defined.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: HighPeak Energy, Inc.
Address of issuer's principal executive offices: 421 W. 3rd Street, Suite 1000, Fort Worth, Texas (TX), 76102

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by John Paul DeJoria, as trustee (the "Trustee") of the John Paul DeJoria Family Trust, a revocable trust of which Mr. DeJoria is the settlor and a beneficiary (the "Trust"), and in his individual capacity.
Residence or business address: The business address of Mr. DeJoria is 109 West 7th Street, Suite 200, Georgetown, Texas 78626.

## Item 4. Purpose of Transaction
Purpose of transaction:
All securities of the Company acquired by Mr. DeJoria were acquired in his capacity as the Trustee, as an investment.

As previously disclosed, the Trustee holds approximately 53.64% of the limited partnership interests in HighPeak 1, and approximately 83.11% of the limited partnership interests in HighPeak 2 (HighPeak 1 and HighPeak 2 collectively, the "HighPeak Funds"). Based on information filed by the Company with the Commission, as of April 8, 2025, HighPeak 1 beneficially owned 39,642,461 shares of Common Stock and HighPeak 2 beneficially owned 36,740,593 shares of Common Stock.

The respective general partners of HighPeak 1 and HighPeak 2 (together with the persons controlling them) control HighPeak 1 and HighPeak 2, respectively, and have the sole power to vote and dispose of the shares of Common Stock owned by HighPeak 1 and HighPeak 2, respectively.

As previously reported, the HighPeak Funds have agreed that, for so long as they have the right to nominate at least two directors of the Company under a certain stockholders' agreement to which they and the Company are parties, the Trustee will have the right to select one of such director nominees, with Jason Edgeworth (an employee of Mr. DeJoria's family office) currently serving on the Company's board of directors as the Trustee's nominee.

The general partner of HighPeak 1 is HighPeak Energy Partners GP, LP, whose general partner is HighPeak GP, LLC ("HP GP 1"). The general partner of HighPeak 2 is HighPeak Energy Partners GP II, LP, whose general partner is HighPeak GP II, LLC ("HP GP 2"). Each of HP GP 1 and HP GP 2 is governed by a three-person board of managers which acts by majority vote. Prior to September 15, 2025, Mr. Jack Hightower had the number of votes necessary to constitute a majority of the total number of votes held by all of the managers of each of HP GP 1 and HP GP 2.

On September 15, 2025, the limited liability company agreements of each of HP GP 1 and HP GP 2 were amended to, among other things, (1) reconstitute their respective boards of managers to remove Mr. Hightower and to provide the Trustee with the right, exercisable at any time upon at least 61 days' prior written notice to the applicable board of managers (subject to the waiver by such board of managers of such notice) to remove and replace some or all of the members of such board of managers and (2) obligate HP GP 1 and HP GP 2, respectively, in certain circumstances following a dissolution of HighPeak 1 or HighPeak 2, respectively, to cause the general partner of HighPeak 1 or HighPeak 2, respectively, to consult with the Trustee with respect to the timing and manner of the winding up and liquidation of HighPeak 1 or HighPeak 2, respectively, and to endeavor to complete the orderly winding up of the business and affairs of HighPeak 1 or HighPeak 2, respectively, and distribution of its assets as promptly as reasonably practicable.

Also on September 15, 2025, the limited partnership agreements of each of HighPeak 1 and High Peak 2 were amended to, among other things, provide for the dissolution thereof upon the earlier of a sale of the Company and December 31, 2026 (in the case of HighPeak 1) or December 31, 2025 (in the case of HighPeak 2).

The Trustee's substantial holdings of limited partnership interests in HighPeak 1 and HighPeak 2, together with the Trustee's ability to reconstitute the respective boards of managers of the HP GP 1 and HP GP 2, the Trustee's right to be consulted with respect to the timing and manner of the winding up and liquidation of HighPeak 1 and HighPeak 2 following any dissolution thereof, and various other rights possessed by the Trustee, may enable the Trustee to exercise influence over the business and affairs of HighPeak 1, HighPeak 2, and the Company (including the composition of its Board of Directors and management and activities that may relate to other matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D). The service by a designee of the Trustee on the Company's Board of Directors may further enable the Trustee to exercise influence over the Company and its business and affairs and matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

It is possible that in the future the Trustee might exercise its right to cause the board of managers of HP GP 1 and/or HP GP 2 to be reconstituted in a manner that would result in the Trustee controlling HP GP 1 and HighPeak 1 and/or HP GP 2 and HighPeak 2 and thereby acquiring the power to vote and dispose of the shares of Common Stock owned by HighPeak 1 and/or HighPeak 2. Because the Trustee does not currently have such power or the right to acquire such power within 60 days, Mr. DeJoria (in all of his capacities) disclaims having beneficial ownership of any of the shares of Common Stock owned by HighPeak 1 and HighPeak 2.

As of the date of this Amendment No. 3, the Trustee is supportive of the previously announced initiative of the Board of Directors of the Company to evaluate a range of strategic alternative transactions to maximize shareholder value, including a potential sale of the Company, which the Company has indicated could include, among other things, acquisitions, debt refinancing transactions, asset divestitures, monetization of intellectual property, and mergers, reverse mergers or other business combinations, and may actively participate in or facilitate any transaction or transactions that may result from such initiative.

Except as described herein, the Trustee has no present plans or proposals that relate to or would result in any of the actions or transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Trustee reserves the right to formulate in the future plans or proposals which may relate to or result in one or more of the actions or transactions described in subparagraphs (a) through (j) of this Item 4. In addition to the foregoing, the Trustee may engage in discussions from time to time with members of the Company's Board of Directors and/or management and/or with other stockholders of the Company and/or other third parties. Such discussions may include, without limitation, discussions with respect to the governance, board composition, management, capitalization, operations, budgets, prospects, strategic plans, other aspects of the Company's business and affairs, and other related matters.

The Trustee may also engage in discussions from time to time with limited partners, members or other representatives of HighPeak 1 and/or HighPeak 2, the general partners of HighPeak 1 and/or HighPeak 2, HP GP 1 and/or HP GP 2 and/or with other third parties. Such discussions may include, without limitation, discussions with respect to the governance, board composition, management, capitalization, operations, budgets, prospects, strategic plans, other aspects of the business and affairs of one or more of such entities and other related matters, including the voting and/or disposition of the shares of Common Stock held by HighPeak 1 and HighPeak 2, including by means of a liquidating distribution of such shares to the partners in HighPeak 1 and HighPeak 2, as well as other matters related to HighPeak 1 and HighPeak 2 and their respective holdings of shares of Common Stock.

The Trustee intends to assess its investment in the Company on a continuing basis. Depending on various factors, including without limitation the Trustee's perceptions of the Company's actual and prospective financial condition, results of operations, cash flows, liquidity, capital resources and other attributes, the respective price levels of the securities of the Company, conditions in the securities markets, general economic and industry conditions and other relevant facts, circumstances and matters, the Trustee may in the future take such actions with respect to its investment in the Company as the Trustee may deem appropriate, including without limitation purchasing additional shares of Common Stock, Warrants and/or other securities of the Company or selling or otherwise disposing some or all of the Trustee's shares of Common Stock and/or Warrants and considering, proposing or changing his intention with respect to, one or more of the actions described above or otherwise referred to in subparagraphs (a) though (j), inclusive, of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses under Item 4 above and Item 6 below are incorporated herein by reference. As of the date of this Amendment No. 3, Mr. DeJoria beneficially owns an aggregate of 15,457,152 shares of Common Stock (the "Shares"). The Shares represent 12.25% of the shares of Common Stock outstanding, with the number shares of Common Stock deemed to be outstanding for purposes of this Schedule 13D being 126,132,288 shares of common stock issued and outstanding as of August 7, 2025, as reported by the Company in its Quarterly Report on Form 10-Q filed with the Commission on August 11, 2025. Mr. DeJoria disclaims responsibility for the accuracy of the information provided by the Company.
Number of shares as to which each person has sole or shared power to vote or dispose: The Trustee has sole power to vote and dispose of all of the Shares.
Transactions in the class effected during the past sixty days: Except as disclosed in this Amendment No 3, Mr. DeJoria did not effect any transactions in shares of Common Stock, in any capacity, during the 60 days immediately preceding the date of this Amendment No. 3.
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The response under Item 4 above is incorporated herein by reference.

The Warrants previously reported as having been acquired by the Trustee expired on August 21, 2025.

On September 15, 2025, HighPeak Pure Acquisition, LLC, a Delaware limited liability company ("Sponsor"), agreed to make a distribution of shares of Common Stock to HighPeak 1 and the holders of Sponsor MIUs (including the Trustee) as promptly as practicable following a request by the Trustee, and subject to there being no action (or further action, as applicable) required to effect the distribution in compliance with specified regulatory requirements. Pursuant to this agreement, the Sponsor, the general partner of HighPeak 1, the Company, the Trustee and certain other parties agreed to cooperate with one another as requested to make certain filings, to the extent necessary, to permit the Sponsor to effect the distribution in compliance with such regulatory requirements. As of the date of this Amendment No. 3, the Trustee has not made such a request but intends to do so in the future. The 1,588,480 shares of Common Stock distributable to the Trustee pursuant to such distribution are included in the shares of Common Stock reported to be beneficially owned by the Trustee in this Amendment No. 3.

The previously reported agreements of (1) the members of the management of the Sponsor to transfer to the Trustee the Sponsor MIUs held by them and (2) Jack Hightower to transfer to Trustee the management incentive units (the "Fund MIUs") issued by the respective general partners of HighPeak Fund 1 and HighPeak Fund 2 and held by Jack Hightower, were terminated on September 15, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: EXHIBIT 24.1 Power of Attorney for John Paul DeJoria

## Signatures
- John Paul DeJoria, as trustee of the John Paul DeJoria Family Trust, and in his individual capacity: /s/ Matthew R. Bair, Matthew R. Bair, Attorney-in-Fact (09/17/2025)